Jodi Hunter
Varandah Suites, Box 10169APO
Grand Cayman, Cayman Islands, BWI


Mr. Kevin Peterson
CEO, President
Cove Apparel, Inc.
Dormador, Suite 21
San Clemente, CA 92672

                                                                 June 20, 2005


Dear Kevin:

I would like to thank you for the opportunity to have served on the board of Cove Apparel, Inc. I enjoyed my time on the board.

As discussed, I will be staying on as an employee of Cove Apparel, Inc. but, I am tendering my resignation as Director effecitve immediately.

I look forward to continuing with Cove as an employee.

Thank you very much.


Sincerely yours,

/s/ Jodi Hunter
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Jodi Hunter